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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)1

                               Wabtec Corporation
             (formerly known as The Westinghouse Air Brake Company)
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of Class of Securities)

                                    960386100
                                 --------------
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [X]  Rule 13d-1(b)
              [_]  Rule 13d-1(c)
              [_]  Rule 13d-1(d)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                         --------------------
CUSIP No. 960386100                                          Page 2 of 5 Pages
-------------------                                         --------------------

-------- -----------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Harvard Private Capital Holdings, Inc.
-------- -----------------------------------------------------------------------

                                                                    (a) [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (b) [_]
-------- -----------------------------------------------------------------------

3.

         SEC USE ONLY

-------- -----------------------------------------------------------------------
4.

         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts

-------- -----------------------------------------------------------------------

          NUMBER OF            5.     SOLE VOTING POWER
                                      2,404,000 shares (See Items 4 and 6)
           SHARES
        BENEFICIALLY           ------ ------------------------------------------

          OWNED BY             6.     SHARED VOTING POWER
                                               ----
            EACH               ------ ------------------------------------------
          REPORTING
                               7.     SOLE DISPOSITIVE POWER
           PERSON                     2,404,000 shares (See Items 4 and 6)
            WITH
                               ------ ------------------------------------------

                               8.     SHARED DISPOSITIVE POWER
                                               ----
--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,404,000 shares (See Items 4 and 6)
-------- -----------------------------------------------------------------------


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                           CERTAIN SHARES*
-------- -----------------------------------------------------------------------

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           5.6%

-------- -----------------------------------------------------------------------

12.      TYPE OF REPORTING PERSON*
                           CO

-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13G

Item 1(a)      Name of Issuer:
                         Wabtec Corporation

       1(b)    Address of Issuer's Principal Executive Offices:
                         1001 Air Brake Avenue
                         Wilmerding, PA  15148

Item 2(a)Name of Person Filing:
                         Harvard Private Capital Holdings, Inc.

       2(b)    Address of Principal Business Office or, if none, Residence:
                         c/o Charlesbank Capital Partners, LLC
                         600 Atlantic Avenue, 26th Floor
                         Boston, MA  02210

       2(c)    Citizenship:
                          Massachusetts

       2(d)    Title of Class of Securities:
                         Common Stock

       2(e)    CUSIP Number:
                         960386100

Item 3 The reporting person is a wholly owned subsidiary of the endowment fund of Harvard University in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4         Ownership:

       4(a)    Amount beneficially owned:
                         2,404,000 shares

       4(b)    Percent of Class:
                         5.6%

       4(c)    Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                         2,404,000 shares, subject to the terms of the Amended and Restated Existing Assets Management Agreement described more fully in Item 6.

               (ii) shared power to vote or to direct the vote:
                                    ---------




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               (iii)  sole power to dispose or to direct the disposition of:
                         2,404,000 shares, subject to the terms of the Existing Assets Management Agreement described more fully in
                         Item 6.

               (iv)  shared power to dispose or to direct the disposition of:
                                    --------

Item 5         Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                         Pursuant to the Amended and Restated Existing Assets Management Agreement, dated September 30, 2001, between Charlesbank Capital Partners, LLC ("Charlesbank"), President and Fellows of Harvard College ("Harvard") and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment by Harvard Private Capital Holdings, Inc. disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                         Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9         Notice of Dissolution of Group:
                         Not Applicable.

Item 10        Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HARVARD PRIVATE CAPITAL HOLDINGS, INC.


                                        By: /s/ Tami E. Nason
                                           ------------------------------------
                                           Name:  Tami E. Nason
                                           Title: Authorized Signatory

February 14, 2002



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